Filed Pursuant to Rule 424(b)(2)

Registration Nos. 333-157386 and 333-157386-01

CALCULATION OF REGISTRATION FEE

Class of securities offered	Aggregate offering price	Amount of registration fee
Medium-Term Senior Notes, Series D	$5,000,000.00	$279.00	(1)

(1)	The filing fee of $279.00 is calculated in accordance with Rule 457(r) of the Securities Act of 1933. The registration fee of $279.00 due for this offering is offset against the $124,628.27 remaining of the fees most recently paid on March 24, 2009, of which $124,349.27 remains available for future registration fees. No additional registration fee has been paid with respect to this offering.

NOTES | DEPOSITS | CERTIFICATES

ELKS® Citigroup Funding Inc. Any Payments Due from Citigroup Funding Inc. Fully and Unconditionally Guaranteed by Citigroup Inc. Medium-Term Notes, Series D	500,000 Equity LinKed Securities 12% Per Annum ELKS Based Upon the Common Stock of Research In Motion Limited Due January 5, 2010 $10.00 per ELKS

PRICING SUPPLEMENT

No. 2009 – MTNDD410

(Related to the ELKS Product Supplement Dated February 18, 2009, Prospectus Supplement Dated February 18, 2009 and Prospectus Dated February 18, 2009)

Investing in the ELKS involves a number of risks. See “Key Risk Factors” beginning on page PS-5.

The ELKS represent obligations of Citigroup Funding Inc only. Research In Motion Limited is not involved in any way in this offering and has no obligations relating to the ELKS or to holders of the ELKS.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the ELKS or determined that this pricing supplement and related ELKS product supplement, prospectus supplement and prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per ELKS	Total
Public Offering Price	$10.000	$5,000,000.00
Underwriting Discount	$0.150	$75,000.00
Proceeds to Citigroup Funding Inc.	$9.850	$4,925,000.00

The agent expects to deliver the ELKS to purchasers on or about July 6, 2009.

Investment Products	Not FDIC Insured	May Lose Value	No Bank Guarantee

June 30, 2009

PS-2  |  ELKS®

ELKS®

Based Upon the Common Stock of

Research In Motion Limited

Equity LinKed Securities Due January 5, 2010

This pricing supplement represents a summary of the terms and conditions of the ELKS. It is important for you to consider the information contained in this pricing supplement, the ELKS product supplement, as well as the related prospectus supplement and prospectus, before making your decision to invest in the ELKS. The description of the ELKS below supplements, and to the extent inconsistent with, replaces, the description of the general terms of the ELKS set forth in the ELKS product supplement. Capitalized terms used in this pricing supplement and not defined under “Final Terms” below have the meanings given them in the ELKS product supplement, which can be accessed for free by visiting http://www.sec.gov/Archives/edgar/data/831001/000119312509032290/d424b2.htm on the website of the Securities and Exchange Commission.

Overview of the ELKS®

General

Equity LinKed Securities, or ELKS®, are equity-linked investments that offer current income as well as limited protection against the decline in the price of the common stock on which the ELKS are based. The ELKS Based Upon the Common Stock of Research In Motion Limited have a maturity of approximately six months and are issued by Citigroup Funding Inc. Some key characteristics of the ELKS include:

■

Fixed Coupons. The ELKS pay a fixed coupon, with a yield greater than both the current dividend yield of the Underlying Equity and the yield that would be payable on a conventional debt security of the same maturity issued by Citigroup Funding. The ELKS will pay a coupon on the Maturity Date equal to 12.00% per annum (approximately 5.97% for the term of the ELKS on a simple interest basis).

■

No Principal Protection. While the ELKS provide limited protection against the decline in the price of the Underlying Equity, the ELKS are not principal protected. For each ELKS you hold at maturity, you will receive either (a) a fixed number of shares of the Underlying Equity equal to the Equity Ratio (or, if you elect, the cash value of those shares based on the closing price of the Underlying Equity on the Valuation Date), if the price of the Underlying Equity is less than or equal to the Downside Threshold Price at any time from the Pricing Date up to and including the Valuation Date (whether intra-day or at the close of trading on any day), or (b) $10 in cash. Thus, if you receive shares of the Underlying Equity at maturity (or, if you elect, the cash value of those shares) and the price of the Underlying Equity at maturity (or on the Valuation Date if you elect to receive the cash value of those shares) is less than the Initial Equity Price, the amount you receive at maturity for each ELKS will be less than the price paid for each ELKS and could be zero.

■

No Participation in the Growth Potential of the Underlying Equity. In return for receiving the fixed coupon and limited protection against a decline in the price of the Underlying Equity, you give up participation in any increase in the price of the Underlying Equity during the term of the ELKS (except in limited circumstances). Also, you will not receive dividends or other distributions, if any, paid on the Underlying Equity.

The ELKS are a series of unsecured senior debt securities issued by Citigroup Funding. Any payments due on the ELKS are fully and unconditionally guaranteed by Citigroup Inc., Citigroup Funding’s parent company. The ELKS will rank equally with all other unsecured and unsubordinated debt of Citigroup Funding and, as a result of the guarantee, any payments due under the ELKS will rank equally with all other unsecured and unsubordinated debt of Citigroup Inc. The return of the principal amount of your investment in the ELKS at maturity is not guaranteed.

The ELKS are not deposits or savings accounts, are not insured by the Federal Deposit Insurance Corporation (“FDIC”) or by any other governmental agency or instrumentality, and are not guaranteed by the FDIC under the Temporary Liquidity Guarantee Program.

ELKS®  |  PS-3

Types of Investors

The ELKS may be an appropriate investment for investors seeking current income who are also willing to accept risk to the principal invested. Such investors may include:

■	Income-oriented equity investors

■	Investors with moderate return expectations for the Underlying Equity who also seek limited protection against loss

■	Current or prospective holders of the Underlying Equity

■	Investors in convertible securities who are willing to risk principal

Commissions and Fees

Citigroup Global Markets Inc., an affiliate of Citigroup Funding and the underwriter of the sale of the ELKS, will receive an underwriting fee of $0.150 for each $10.000 ELKS sold in this offering. Certain dealers, including Citi International Financial Services, Citigroup Global Markets Singapore Pte. Ltd. and Citigroup Global Markets Asia Limited, broker-dealers affiliated with Citigroup Global Markets, will receive from Citigroup Global Markets $0.125 from this underwriting fee for each ELKS they sell. Citigroup Global Markets will pay the Financial Advisors employed by Citigroup Global Markets and Morgan Stanley Smith Barney LLC, an affiliate of Citigroup Global Markets, a fixed sales commission of $0.125 for each ELKS they sell. Additionally, it is possible that Citigroup Global Markets and its affiliates may profit from expected hedging activity related to this offering, even if the value of the ELKS declines. You should refer to “Key Risk Factors” and “Supplemental Plan of Distribution” below and “Risk Factors Relating to the ELKS” and “Plan of Distribution” in the accompanying ELKS product supplement related to this offering for more information.

PS-4  |  ELKS®

Final Terms

Issuer:	Citigroup Funding Inc.
Security:	Equity LinKed Securities (ELKS®) Based Upon the Common Stock of Research In Motion Limited Due January 5, 2010.
Underlying Equity:	Common Stock of Research In Motion Limited (NASDAQ symbol: “RIMM”).
Guarantee:	Any payments due on the ELKS are fully and unconditionally guaranteed by Citigroup Inc., Citigroup Funding’s parent company; however, because the ELKS are not principal protected, you may receive an amount at maturity that is less than the amount you initially invest.
Rating of the Issuer’s Obligations:

As of June 30, 2009, A3/A (Moody’s/S&P) based upon the Citigroup Inc. guarantee and subject to change.

Current ratings of the Issuer’s senior debt obligations can be found on the website of Citigroup Inc. under “Citi Credit Ratings” on the Investor page.

Principal Protection:	None.
Principal Amount Issued:	$5,000,000.
Pricing Date:	June 30, 2009.
Issue Date:	July 6, 2009.
Valuation Date:	December 30, 2009.
Maturity Date:	January 5, 2010.
Issue Price:	$10 per ELKS.
Coupon:	12% per annum (approximately 5.97% for the term of the ELKS on a simple interest basis), paid on the Maturity Date and computed on the basis of a 360-day year of twelve 30-day months.
Coupon Payment Dates:

January 5, 2010.

Any coupon payment on an ELKS required to be made on a date, including the stated Maturity Date, that is not a Business Day need not be made on that date. A payment may be made on the next succeeding Business Day with the same force and effect as if made on the specified date. No additional interest will accrue as a result of delayed payment. The coupon payment will be payable to the persons in whose name the ELKS are registered at the close of business on the third Business Day preceding the relevant Coupon Payment Date.

Composition of Coupon Payments:

The total coupon of $0.5967, will be composed of interest in the amount of $0.0413 and an option premium in the amount of $0.5554.

For additional information on the composition of coupon payments, see “Certain United States Federal Income Tax Considerations—U.S. Holders” in this pricing supplement.

Amount Received at Maturity:

For each $10 ELKS:

(1) a fixed number of shares of the Underlying Equity equal to the Equity Ratio (or, if you exercise your Cash Election Right, the cash value of those shares based on the closing price of the Underlying Equity on the Valuation Date), if the trading price of the Underlying Equity any time after the Pricing Date up to and including the Valuation Date (whether intra-day or at the close of trading on any day) declines by 40% or more, or

(2) $10 in cash.

Cash Election Right:

You may elect to receive from Citigroup Funding for each ELKS you hold on the Maturity Date the cash value of the shares of the Underlying Equity you would otherwise be entitled to at maturity. If you elect to exercise the Cash Election Right you must provide timely notice of your election to your broker so that your broker can provide notice of your election to the trustee and the paying agent for the ELKS no sooner than 20 Business Days before the Maturity Date and no later than 5 Business Days before the Maturity Date.

You should refer to the section “Description of the ELKS—Determination of the Amount to be Received at Maturity” in the ELKS product supplement for more information about the Cash Election Right.

Equity Ratio:	0.14075 shares of the Underlying Equity per ELKS, equal to $10 divided by the Initial Equity Price.
Initial Equity Price:	$71.05, the closing price of the Underlying Equity on the Pricing Date.
Downside Threshold Price:	$42.63, 60% of the Initial Equity Price.
Listing:	The ELKS will not be listed on any exchange.
CUSIP Number:	17313T458.
Calculation Agent:	Citigroup Global Markets Inc.

Purchase Price and Proceeds to Issuer:		Per ELKS	Total
	Public Offering Price:	$10.000	$5,000,000.00
	Underwriting Discount (including the Sales Commission described below):	$0.150	$75,000.00
	Proceeds to Citigroup Funding Inc.:	$9.850	$4,925,000.00
Sales Commission Earned:	$0.125 per ELKS for each ELKS sold by a Citigroup Global Markets or Morgan Stanley Smith Barney LLC Financial Advisor.

ELKS®  |  PS-5

Benefits of the ELKS

■

Current Income. The ELKS pay a coupon on the Maturity Date with a yield set at a rate that is currently greater than both the anticipated dividend yield on the Underlying Equity and the rate that would be paid on a conventional debt security with the same maturity issued by Citigroup Funding.

■

Protection Against Loss in Limited Circumstances. At maturity, you will receive your original investment in the ELKS even if the price of the Underlying Equity has declined from the Initial Equity Price, as long as the price does not decline to less than or equal to the

Downside Threshold Price at any time (including intra-day) during the term of the ELKS up to and including the Valuation Date. In this case, you will not suffer the same loss that a direct investment in the Underlying Equity would produce. However, if at any time (including intra-day) during the term of the ELKS up to and including the Valuation Date, the price of the Underlying Equity is less than or equal to the Downside Threshold Price, the amount you receive at maturity may be less than your initial investment and could be zero.

Key Risk Factors

An investment in the ELKS involves significant risks. While some of these risks are summarized below, please review “Risk Factors Relating to the ELKS” in the ELKS product supplement and “Risk Factors” in the related prospectus supplement for a full description of risks.

■

Potential for Loss. The amount you will receive at maturity on the ELKS will depend on the price of the Underlying Equity during the term of the ELKS up to and including the Valuation Date. If, at any time (including intra-day) during the term of the ELKS up to and including the Valuation Date, the price of the Underlying Equity declines from the Initial Equity Price to be less than or equal to the Downside Threshold Price, and the closing price of the Underlying Equity at maturity (or on the Valuation Date if you elect to receive the cash value of the Equity Ratio) is less than the Initial Equity Price, the amount you receive at maturity will be less than your initial investment in the ELKS and could be zero.

■

Volatility of the Price of the Underlying Equity. Volatility is the term used to describe the size and frequency of market fluctuations in the price of the Underlying Equity. Because the amount of your return on the ELKS at maturity, if any, depends upon the price of the Underlying Equity (including intra-day) during the term of the ELKS up to and including the Valuation Date and may be based on the closing price of the Underlying Equity at maturity (or on the Valuation Date if you elect to receive the cash value of the Equity Ratio), the volatility of the price of the Underlying Equity may result in your receiving an amount at maturity that is less than your initial investment in the ELKS and could be zero. Although past price volatility is not indicative of future price volatility, see “Description of Research In Motion Limited—Historical Data on the Common Stock of Research In Motion” and “—Graph of Historical Trading Price Information” in this pricing supplement for more information on the historical prices of the Underlying Equity.

■

Appreciation May Be Limited. You will not participate in any appreciation in the price of the Underlying Equity, and the return on the ELKS will be limited to the coupon payable on the ELKS, unless (i) the price of the Underlying Equity at any time (including intra-day) during the term of the ELKS up to and including the

Valuation Date declines from the Initial Equity Price to be less than or equal to the Downside Threshold Price and (ii) the closing price of the Underlying Equity at maturity (or on the Valuation Date if you elect to receive the cash value of the Equity Ratio) is greater than the Initial Equity Price. Therefore, the return on the ELKS may be less than the return on a similar security that allows you to participate more fully in the appreciation of the price of the Underlying Equity, or on a direct investment in the Underlying Equity, if the price of the Underlying Equity at maturity (or on the Valuation Date, as applicable) is significantly greater than the Initial Equity Price but you do not receive shares of the Underlying Equity (or the cash value of those shares) at maturity.

■

Potential for a Lower Comparative Yield. If the price of the Underlying Equity is less than or equal to the Downside Threshold Price at any time (including intra-day) during the term of the ELKS up to and including the Valuation Date and the closing price of the Underlying Equity at maturity (or on the Valuation Date if you elect to receive the cash value of the Equity Ratio) is less than approximately $67.10 (resulting in your receiving a total amount at maturity that is less than the principal amount of your ELKS), the effective yield on the ELKS may be less than that which would be payable on a conventional fixed-rate debt security of Citigroup Funding with a comparable maturity.

■

Relationship to the Underlying Equity. You will have no rights against the issuer of the Underlying Equity even though the market value of the ELKS and the amount you will receive at maturity depend on the price of the Underlying Equity. The issuer of the Underlying Equity is not involved in the offering of the ELKS and has no obligations relating to the ELKS. In addition, you will have no voting rights and will not receive dividends or other distributions, if any, with respect to the Underlying Equity unless and until you receive shares of the Underlying Equity at maturity.

PS-6  |  ELKS®

■

Exchange Listing and Secondary Market. The ELKS will not be listed on any exchange. There is currently no secondary market for the ELKS. Even if a secondary market does develop, it may not be liquid and may not continue for the term of the ELKS. Although Citigroup Global Markets intends to make a market in the ELKS, it is not obligated to do so.

■

Resale Value of the ELKS May Be Lower Than Your Initial Investment. Due to, among other things, changes in the price of and dividend yield on the Underlying Equity, interest rates, the earnings performance of the issuer of the Underlying Equity, other economic conditions and Citigroup Funding and Citigroup Inc.’s perceived creditworthiness, the ELKS may trade, if at all, at prices below their initial issue price of $10 per ELKS. You could receive substantially less than the amount of your initial investment upon any resale of your ELKS.

■

Fees and Conflicts. Citigroup Global Markets and its affiliates involved in this offering are expected to receive compensation for activities and services provided in connection with the ELKS. Further, Citigroup Funding expects to hedge its obligations under the ELKS through the trading of the Underlying Equity or other instruments, such as options, swaps or futures, based upon the Underlying Equity by one or more of its affiliates. Each of Citigroup Funding’s or its affiliates’ hedging activities and Citigroup Global Markets’ role as the Calculation Agent for the ELKS may result in a conflict of interest.

■

Affiliate Research Reports and Commentary. Citigroup Investment Research or other affiliates of Citigroup Funding may publish research reports or otherwise express opinions or provide recommendations from time to time regarding Research In Motion Limited (“Research In Motion”) common stock or other matters that may influence the price of Research In Motion common stock and, therefore, the value of the ELKS. Any research, opinion or recommendation expressed by Citigroup Investment Research or other Citigroup Funding affiliates may not be consistent with purchasing, holding or selling the ELKS.

■

The United States Federal Income Tax Consequences of the ELKS Are Uncertain. No statutory, judicial or administrative authority directly addresses the characterization of the ELKS or instruments similar to the ELKS for U.S. federal income tax purposes. As a result, significant aspects of the U.S. federal income tax consequences of an investment in the ELKS are not certain. No ruling is being requested from the Internal Revenue Service with respect to the ELKS and no assurance can be given that the Internal Revenue Service will agree with the conclusions expressed under “Certain U.S. Federal Income Tax Considerations” in this pricing supplement or under “What Are the United States Federal Income Tax Consequences of Investing in the ELKS?” and “Certain United States Federal Income Tax Considerations” in the ELKS product supplement. It is also possible that future U.S. legislation, regulations or other IRS guidance would require you to accrue income on the ELKS on a current basis at ordinary income rates (as opposed to capital gains rates) or to treat the ELKS in another manner that significantly differs from the agreed-to treatment discussed under “Certain U.S. Federal Income Tax Considerations” in this pricing supplement and under “What Are the United States Federal Income Tax Consequences of Investing in the ELKS?” and “Certain United States Federal Income Tax Considerations” in the ELKS product supplement, and that any such guidance could have retroactive effect.

■	Citigroup Inc. Credit Risk. The ELKS are subject to the credit risk of Citigroup Inc., Citigroup Funding’s parent company and the guarantor of any payments due on the ELKS.

Description of Research In Motion Limited

General

According to publicly available documents, Research In Motion is a designer, manufacturer and marketer of wireless solutions for the worldwide mobile communications market. Research In Motion is currently subject to the information requirements of the Securities Exchange Act. Accordingly, Research In Motion files reports (including its Annual Report on Form 40-F for the fiscal year ended February 28, 2009) and other information with the SEC. Research In Motion’s reports and other information are available to the public on the SEC’s website at http://www.sec.gov, or may be inspected and copied at offices of the SEC at the locations listed in the section “Prospectus Summary—Where You Can Find More Information” in the prospectus related to this offering.

Neither Citigroup Funding nor Citigroup Inc. has participated in the preparation of Research In Motion’s publicly available documents and has not made any due diligence investigation or inquiry of Research In Motion in connection with the offering of the ELKS. We make no representation that the publicly available information about Research In Motion is accurate or complete.

The ELKS represent obligations of Citigroup Funding only. Research In Motion is not involved in any way in this offering and has no obligation relating to the ELKS or to holders of the ELKS.

ELKS®  |  PS-7

Historical Data on the Common Stock of Research In Motion

The common stock of Research In Motion is listed on NASDAQ under the symbol “RIMM.” The following table sets forth, for each of the quarterly periods indicated, the high and the low intra-day sales prices for Research In Motion common stock, as reported on NASDAQ. Research In Motion did not pay a cash dividend on its common stock for each of the quarterly periods indicated in the table below.

According to Research In Motion’s Form 40-F for the fiscal year ended February 28, 2009, as of February 28,

2009, there were 566,218,819 shares of common stock issued and outstanding.

Holders of ELKS will not be entitled to any rights with respect to Research In Motion common stock (including, without limitation, voting rights or rights to receive dividends or other distributions in respect thereof) prior to receiving shares of Research In Motion common stock at maturity, if applicable.

	High	Low	Dividend
2004*
Quarter
First	$16.94	$11.02	$0.000
Second	$23.08	$14.17	$0.000
Third	$25.81	$17.42	$0.000
Fourth	$34.52	$24.06	$0.000
2005
Quarter
First	$27.88	$20.09	$0.000
Second	$28.18	$20.63	$0.000
Third	$27.50	$22.38	$0.000
Fourth	$23.14	$17.00	$0.000
2006
Quarter
First	$30.18	$20.97	$0.000
Second	$29.37	$20.34	$0.000
Third	$34.83	$20.71	$0.000
Fourth	$47.55	$32.92	$0.000
2007**
Quarter
First	$49.02	$39.92	$0.000
Second	$66.86	$42.93	$0.000
Third	$100.98	$61.55	$0.000
Fourth	$137.00	$95.02	$0.000
2008
Quarter
First	$118.35	$80.20	$0.000
Second	$148.11	$113.01	$0.000
Third	$135.00	$60.11	$0.000
Fourth	$68.23	$35.10	$0.000
2009
Quarter
First	$60.41	$35.05	$0.000
Second (through June 30)	$86.00	$42.76	$0.000

*	The 2-for-1 split of Research In Motion common stock became effective on June 4, 2004. The common stock prices have been adjusted to reflect this split.
**	The 3-for-1 split of Research In Motion common stock became effective on August 20, 2007. The common stock prices have been adjusted to reflect this split.

The closing price of Research In Motion common stock on June 30, 2009 was $71.05.

PS-8  |  ELKS®

Graph of Historical Trading Price Information

The following graph sets forth the daily closing price of Research In Motion common stock, as reported on NASDAQ, from January 2, 2004 to June 30, 2009. The data reflected in the graph below were obtained from Bloomberg L.P. Past closing prices of Research In Motion common stock are not indicative of future Research In Motion common stock closing prices. The following graph does not reflect intra-day pricing.

The 2-for-1 split of Research In Motion common stock became effective on June 4, 2004, and the 3-for-1 split of Research In Motion common stock became effective on August 20, 2007. The common stock prices have been adjusted to reflect those splits.

ELKS®  |  PS-9

Hypothetical Amounts Payable at Maturity

The six examples of hypothetical maturity payment calculations set forth below are based on the following assumptions:

■	Issue Price: $10.00 per ELKS

■	Coupon: 5.44% for the six-month term of the ELKS (10.88% per annum) payable at maturity ($0.54 per ELKS total)

■	Initial Equity Price: $69.75 per share of Research In Motion common stock

■	Annualized current regular dividend yield of Research In Motion common stock: 0.00%

■	Equity Ratio: 0.14337 shares of Research In Motion common stock per ELKS

■	Maturity Date: Six months after the Issue Date

■

At maturity, whether investors receive shares of Research In Motion common stock or their initial investment ($10.00 per ELKS) depends on whether Research In Motion common stock has declined by 40.00% or more to $41.85 or less at any time (whether intra-day or at the close of trading on any day) during the term of the ELKS up to and including the Valuation Date.

■	When applicable, the holder of the ELKS will not elect to receive the cash value of the shares of Research In Motion common stock equal to the Equity Ratio.

■	The closing price of Research In Motion common stock on the Valuation Date is the same as the closing price on the Maturity Date.

The following examples are for purposes of illustration only and would provide different results if different assumptions were applied. The actual amount you will receive at maturity will depend on the actual Initial Equity Price, the percentage decline from the Initial Equity Price which will determine whether you receive a fixed number of shares of Research In Motion common stock at maturity (or the cash value of those shares at your election) instead of $10 and the change in the price of Research In Motion common stock from the Initial Equity Price at any time during the term of the ELKS up to and including the Valuation Date.

Additionally, if you elect to receive the cash value of the shares of Research In Motion common stock equal to the Equity Ratio you would otherwise be entitled to at maturity, the amount of cash you receive at maturity will be determined based on the closing price of Research In Motion common stock on the Valuation Date. This amount will not change from the amount fixed on the Valuation Date, even if the closing price of Research In Motion common stock changes from the Valuation Date to maturity. Conversely, if you do not make a cash election and instead receive a number of shares of Research In Motion common stock at maturity equal to the Equity Ratio, the value of those shares at maturity will be different than the value of those shares on the Valuation Date if the closing price of Research In Motion common stock changes from the Valuation Date to maturity.

Example 1: The lowest Trading Price of Research In Motion common stock at any time after the Pricing Date up to and including the third Trading Day before maturity is $42.20 per share, which is not less than or equal to 60% of the Initial Equity Price, and the closing price of Research In Motion common stock at maturity is $55.80 per share, which is less than the Initial Equity Price.

■	Amount received at maturity (excluding all coupon payments): $10.00 per ELKS

■	Return on Research In Motion common stock (excluding cash dividend payments): -20.00%

■	Return on ELKS (excluding all coupon payments): 0.00%

■	Return on Research In Motion common stock (including cash dividend payments): -20.00%

■	Return on ELKS (including all coupon payments): 5.44%

Example 2: The lowest Trading Price of Research In Motion common stock at any time after the Pricing Date up to and including the third Trading Day before maturity is $42.20 per share, which is not less than or equal to 60% of the Initial Equity Price, and the closing price of Research In Motion common stock at maturity is $69.75 per share, which is equal to the Initial Equity Price.

■	Amount received at maturity (excluding all coupon payments): $10.00 per ELKS

■	Return on Research In Motion common stock (excluding cash dividend payments): 0.00%

■	Return on ELKS (excluding all coupon payments): 0.00%

■	Return on Research In Motion common stock (including cash dividend payments): 0.00%

■	Return on ELKS (including all coupon payments): 5.44%

PS-10  |  ELKS®

Example 3: The lowest Trading Price of Research In Motion common stock at any time after the Pricing Date up to and including the third Trading Day before maturity is $42.20 per share, which is not less than or equal to 60% of the Initial Equity Price, and the closing price of Research In Motion common stock at maturity is $83.70 per share, which is greater than the Initial Equity Price.

■	Amount received at maturity (excluding all coupon payments): $10.00 per ELKS

■	Return on Research In Motion common stock (excluding cash dividend payments): 20.00%

■	Return on ELKS (excluding all coupon payments): 0.00%

■	Return on Research In Motion common stock (including cash dividend payments): 20.00%

■	Return on ELKS (including all coupon payments): 5.44%

Example 4: The lowest Trading Price of Research In Motion common stock at any time after the Pricing Date up to and including the third Trading Day before maturity is $34.88 per share, which is less than or equal to 60% of the Initial Equity Price, and the closing price of Research In Motion common stock at maturity is $59.29 per share, which is less than the Initial Equity Price.

■	Amount received at maturity (excluding all coupon payments): 0.14337 shares of Research In Motion common stock (the hypothetical Equity Ratio) per ELKS having a market value at maturity of $8.50.

■	Return on Research In Motion common stock (excluding cash dividend payments): -15.00%

■	Return on ELKS (excluding all coupon payments): -15.00%

■	Return on Research In Motion common stock (including cash dividend payments): -15.00%

■	Return on ELKS (including all coupon payments and the market value of Research In Motion common stock): -9.56%

Example 5: The lowest Trading Price of Research In Motion common stock at any time after the Pricing Date up to and including the third Trading Day before maturity is $34.88 per share, which is less than or equal to 60% of the Initial Equity Price, and the closing price of Research In Motion common stock at maturity is $69.75 per share, which is equal to the Initial Equity Price.

■	Amount received at maturity (excluding all coupon payments): 0.14337 shares of Research In Motion common stock (the hypothetical Equity Ratio) per ELKS having a market value at maturity of $10.00.

■	Return on Research In Motion common stock (excluding cash dividend payments): 0.00%

■	Return on ELKS (excluding all coupon payments): 0.00%

■	Return on Research In Motion common stock (including cash dividend payments): 0.00%

■	Return on ELKS (including all coupon payments and the market value of Research In Motion common stock): 5.44%

Example 6: The lowest Trading Price of Research In Motion common stock at any time after the Pricing Date up to and including the third Trading Day before maturity is $34.88 per share, which is less than or equal to 60% of the Initial Equity Price, and the closing price of Research In Motion common stock at maturity is $76.73 per share, which is greater than the Initial Equity Price.

■	Amount received at maturity (excluding all coupon payments): 0.14337 shares of Research In Motion common stock (the hypothetical Equity Ratio) per ELKS having a market value at maturity of $11.00.

■	Return on Research In Motion common stock (excluding cash dividend payments): 10.00%

■	Return on ELKS (excluding all coupon payments): 10.00%

■	Return on Research In Motion common stock (including cash dividend payments): 10.00%

■	Return on ELKS (including all coupon payments and the market value of Research In Motion common stock): 15.44%

ELKS®  |  PS-11

Summary Chart of Hypothetical Examples

	Example 1	Example 2	Example 3	Example 4	Example 5	Example 6
Hypothetical Initial Equity Price (per share)	$69.75	$69.75	$69.75	$69.75	$69.75	$69.75
60% of Hypothetical Initial Equity Price (per share)	$41.85	$41.85	$41.85	$41.85	$41.85	$41.85
Hypothetical Lowest Trading Price (per share)	$42.20	$42.20	$42.20	$34.88	$34.88	$34.88
Is the Hypothetical Lowest Trading Price less than or equal to 60% of the Hypothetical Initial Equity Price?	No	No	No	Yes	Yes	Yes
Will 0.14337 shares (the Hypothetical Equity Ratio) of Research In Motion Common Stock be delivered at Maturity?	No	No	No	Yes	Yes	Yes
Hypothetical Closing Price at Maturity (per share)	$55.80	$69.75	$83.70	$59.29	$69.75	$76.73
Maturity Payment in cash or market value of Research In Motion Common Stock (excluding coupon payments) per ELKS	$10.00	$10.00	$10.00	$8.50	$10.00	$11.00
Maturity Payment in cash or market value of Research In Motion Common Stock (including coupon payments) per ELKS	$10.54	$10.54	$10.54	$9.04	$10.54	$11.54
Return on Research In Motion Common Stock (excluding cash dividend payments)	-20.00%	0.00%	20.00%	-15.00%	0.00%	10.00%
Return on ELKS (excluding coupon payments)	0.00%	0.00%	0.00%	-15.00%	0.00%	10.00%
Return on Research In Motion Common Stock (including cash dividend payments)	-20.00%	0.00%	20.00%	-15.00%	0.00%	10.00%
Return on ELKS (including coupon payments)	5.44%	5.44%	5.44%	-9.56%	5.44%	15.44%

PS-12  |  ELKS®

Certain United States Federal Income Tax Considerations

The following is a summary of certain federal income tax considerations of the purchase, ownership and disposition of the ELKS by U.S. investors (“U.S. Holders”) and certain non-U.S. investors described below. This discussion supplements, and to the extent inconsistent with, replaces the discussion contained in the ELKS product supplement under “What Are the United States Federal Income Tax Consequences of Investing in the ELKS?” and “Certain United States Federal Income Tax Considerations.”

The following discussion assumes that the Underlying Equity is not a passive foreign investment company for

U.S. federal income tax purposes. Prospective investors should note that if that assumption is not accurate, then it is possible that the U.S. federal income tax consequences of owning Notes would differ significantly from the consequences described below.

All prospective investors (including tax-exempt investors) should refer to the ELKS product supplement related to this offering for additional information relating to U.S. federal income tax and should consult their own tax advisors to determine the tax consequences to them of investing in the ELKS.

U.S. Holders

For U.S. federal income tax purposes, you and Citigroup Funding agree to treat an ELKS as a grant by you to Citigroup Funding of an option on a forward contract, pursuant to which forward contract, at maturity you will purchase Research In Motion common stock (or the cash equivalent). In addition, you and Citigroup Funding agree to treat the amounts invested by you as a cash deposit that will be used to satisfy your purchase obligation. The summary below assumes such treatment, except where otherwise stated.

The coupon payment paid on the ELKS should be divided into two separate components for tax purposes: an interest component and an option premium component. Of the total coupon payable on the ELKS, 7% will be characterized as the interest component and 93% will be characterized as the option premium component. These components should be taxed as follows:

■	You will be required to include any interest payment as interest income at the time that such interest is accrued or received in accordance with your method of accounting.

■	You will not be required to include any option premium received in income until sale or other taxable disposition of the ELKS or retirement of the ELKS.

If you hold the ELKS until they mature:

■

If you receive cash at maturity, you will recognize short-term capital gain or loss equal to the difference between (x) the sum of cash received at maturity and the entire option premium (but not including any interest payment), and (y) your purchase price for the ELKS;

■

If you receive Research In Motion common stock upon the retirement of the ELKS, subject to the discussion below, you should not expect to recognize any gain or loss on the receipt of the Research In Motion common stock, and your tax basis in the Research In Motion common stock generally will equal your purchase price for the ELKS less the amount of the entire option premium.

If you sell your ELKS for cash prior to maturity, you will generally have a short-term capital gain or loss equal to the difference between (x) the sum of the cash received at disposition and the option premium previously received, if any (but not including any interest payment), and (y) your purchase price for the ELKS.

No statutory, judicial or administrative authority directly addresses the characterization of the ELKS or instruments similar to the ELKS for U.S. federal income tax purposes. Due to the absence of authority as to the proper characterization of the ELKS, no assurance can be given that the Internal Revenue Service (“IRS”) will accept, or that a court will uphold, the agreed-to characterization and tax treatment described above, and alternative treatments of the ELKS could result in less favorable U.S. federal income tax consequences to you, including a requirement to include the entire coupon on the ELKS as ordinary income. In addition, there is no assurance that the IRS will agree with the agreed-to characterization and tax treatment of the retirement of the ELKS described above, and you may be required by the IRS to recognize gain on the receipt of the Research In Motion common stock or to treat cash or stock received at maturity or on sale as ordinary income rather than as gain.

It is also possible that future regulations or other IRS guidance would require you to accrue income on the

ELKS®  |  PS-13

ELKS on a current basis at ordinary income rates (as opposed to capital gains rates) or to treat the ELKS in another manner that significantly differs from the agreed-to treatment discussed above. The IRS and U.S. Treasury Department issued a notice (the “Notice”) that requested public comments on a comprehensive list of tax policy issues raised by prepaid forward contracts, which include financial instruments similar to the ELKS. The Notice contemplates that such instruments may become subject to taxation on a current accrual basis under one or more possible approaches, including a mark-to-market methodology; a regime similar to the Contingent Payment Regulations; categorization of prepaid forward contracts as debt; and treatment of prepaid forward contracts as “constructive ownership” transactions. The Notice also contemplates that all (or significant portions) of an investor’s returns under prepaid forward contracts could be taxed at ordinary income rates (as opposed to capital gains rates). It is currently impossible to predict what guidance, if any, will be issued as a result of the Notice, and whether any such guidance could have retroactive effect.

Non-U.S. Holders

In the case of a holder of an ELKS that is not a U.S. person (a “Non-U.S. Holder”) , the interest payment made with respect to the ELKS should not be subject to U.S. withholding tax, provided that such holder complies with applicable certification requirements (including in general the furnishing of an IRS form W-8 or substitute form).

Any capital gain realized upon the maturity, sale or other disposition of the ELKS by a Non-U.S. Holder should generally not be subject to U.S. federal income tax if:

1.	Such gain is not effectively connected with a U.S. trade or business of such holder, and

2.	In the case of an individual, such individual is not present in the United States for 183 days or more in the taxable year of the sale or other disposition, or the gain is not attributable to a fixed place of business maintained by such individual in the United States.

In the Notice discussed above, the IRS and U.S. Treasury Department specifically question whether, and to what degree, payments (or deemed accruals) in respect of a prepaid forward contract should be subject to withholding. Accordingly, it is possible that future guidance could be issued as a result of the Notice requiring us to withhold on payments made to non-U.S. Holders under the ELKS.

Recent Legislative Developments

The Obama Administration has recently proposed legislation that would limit the ability of non-U.S. investors to claim the exemption from U.S. withholding tax in respect of “portfolio interest” on the ELKS, if such investors hold the ELKS through a non-U.S. intermediary that is not a “qualified intermediary.” The Administration’s proposals also would limit the ability of certain non-U.S. entities to claim relief from U.S. withholding tax in respect of interest paid to such non-U.S. entities unless those entities have provided documentation of their beneficial owners to the withholding agent. A third proposal would impose a 20% withholding tax on the gross proceeds of the sale of ELKS effected through a non-U.S. intermediary that is not a qualified intermediary and that is not located in a jurisdiction with which the United States has a comprehensive income tax treaty having a satisfactory exchange of information provision. A non-U.S. investor generally would be permitted to claim a refund to the extent any tax withheld exceeded the investor’s actual tax liability. The full details of these proposals have not yet been made public, although the Administration’s summary of these proposals generally indicates that they are not intended to disrupt ordinary and customary market transactions. It is unclear whether, or in what form, these proposals may be enacted. Non-U.S. holders are encouraged to consult with their tax advisers regarding the possible implications of the Administration’s proposals on their investment in respect of the ELKS.

ERISA and IRA Purchase Considerations

Employee benefit plans subject to ERISA, entities the assets of which are deemed to constitute the assets of such plans, governmental or other plans subject to laws substantially similar to ERISA and retirement accounts

(including Keogh, SEP and SIMPLE plans, individual retirement accounts and individual retirement annuities) are permitted to purchase the ELKS as long as either (A)(1) no Citigroup Global Markets affiliate or employee is

PS-14  |  ELKS®

a fiduciary to such plan or retirement account that has or exercises any discretionary authority or control with respect to the assets of such plan or retirement account used to purchase the ELKS or renders investment advice with respect to those assets and (2) such plan or retirement account is paying no more than adequate consideration for the ELKS or (B) its acquisition and holding of the ELKS is not prohibited by any such provisions or laws or is exempt from any such prohibition.

However, individual retirement accounts, individual retirement annuities and Keogh plans, as well as employee benefit plans that permit participants to direct the investment of their accounts, will not be permitted to purchase or hold the ELKS if the account, plan or annuity is for the benefit of an employee of Citigroup Global Markets or Morgan Stanley Smith Barney or a family member and the employee receives any compensation (such as, for example, an addition to bonus) based on the purchase of ELKS by the account, plan or annuity.

You should refer to the section “ERISA Matters” in the ELKS product supplement for more information.

Supplemental Plan of Distribution

Citigroup Global Markets, acting as principal, has agreed to purchase from Citigroup Funding, and Citigroup Funding has agreed to sell to Citigroup Global Markets, $5,000,000 principal amount of ELKS (500,000 ELKS) at $9.850 per ELKS, any payments due on which are fully and unconditionally guaranteed by Citigroup Inc. Citigroup Global Markets proposes to offer some of the ELKS directly to the public at the public offering price set forth under “Final Terms” above and some of the ELKS to certain dealers, including Citi International Financial Services, Citigroup Global Markets Singapore Pte. and Citigroup Global Markets Asia Limited, broker-dealers affiliated with Citigroup Global Markets, at the public offering price less a concession of $0.125 per ELKS. Citigroup Global Markets may allow, and these dealers may reallow, a concession of $0.125 per ELKS on sales to certain other dealers. Citigroup Global Markets will pay the Financial Advisors employed by Citigroup Global Markets and Morgan Stanley Smith Barney LLC, an affiliate of Citigroup Global Markets, a fixed sales commission of $0.125 per ELKS for each ELKS they sell. If all of the ELKS are not sold at the initial offering price, Citigroup Global Markets may change the public offering price and other selling terms.

Citigroup Global Markets is an affiliate of Citigroup Funding. Accordingly, the offering will conform to the requirements set forth in Rule 2720 of the NASD Conduct Rules adopted by the Financial Industry Regulatory Authority.

Client accounts over which Citigroup Inc. or its affiliates have investment discretion are NOT permitted to purchase the ELKS, either directly or indirectly.

WARNING TO INVESTORS IN HONG KONG ONLY: The contents of this document have not been reviewed by any regulatory authority in Hong Kong. Investors are advised to exercise caution in relation to the offer. If

Investors are in any doubt about any of the contents of this document, they should obtain independent professional advice.

This offer is not being made in Hong Kong, by means of any document, other than (1) to persons whose ordinary business it is to buy or sell shares or debentures (whether as principal or agent); (2) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571) of Hong Kong (the “SFO”) and any rules made under the SFO; or (3) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies Ordinance (Cap. 32) of Hong Kong (the “CO”) or which do not constitute an offer to the public within the meaning of the CO.

There is no advertisement, invitation or document relating to the ELKS, which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to ELKS which are or are intended to be disposed of only to persons outside Hong Kong or only to the persons or in the circumstances described in the preceding paragraph.

WARNING TO INVESTORS IN SINGAPORE ONLY: This document has not been registered as a prospectus with the Monetary Authority of Singapore under the Securities and Futures Act, Chapter 289 of the Singapore Statutes (the Securities and Futures Act). Accordingly, neither this document nor any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the ELKS may be circulated or distributed, nor may the ELKS be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to the public or any member of the public in Singapore other than in circumstances where the registration of a prospectus is not required and thus only

ELKS®  |  PS-15

(1) to an institutional investor or other person falling within section 274 of the Securities and Futures Act, (2) to a relevant person (as defined in section 275 of the Securities and Futures Act) or to any person pursuant to section 275(1A) of the Securities and Futures Act and in accordance with the conditions specified in section 275 of that Act, or (3) pursuant to, and in accordance with the conditions of, any other applicable provision of the Securities and Futures Act. No person receiving a copy of this document may treat the same as constituting any invitation to him/her, unless in the relevant territory such an invitation could be lawfully made to him/her without compliance with any registration or other legal requirements or where such registration or other legal requirements have been complied with. Each of the following relevant persons specified in Section 275 of the Securities and Futures Act who has subscribed for or purchased ELKS, namely a person who is:

(a) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor, or

(b) a trust (other than a trust the trustee of which is an accredited investor) whose sole purpose is to hold investments and of which each beneficiary is an individual who is an accredited investor, should note that securities of that corporation or the beneficiaries’ rights and interest in that trust may not be transferred for 6 months after that corporation or that trust has acquired the ELKS under Section 275 of the Securities and Futures Act pursuant to an offer made in reliance on an exemption under Section 275 of the Securities and Futures Act unless:

(i) the transfer is made only to institutional investors, or relevant persons as defined in Section 275(2) of that Act, or arises from an offer referred to in Section 275(1A) of that Act (in the case of a corporation) or in accordance with Section 276(4)(i)(B) of that Act (in the case of a trust);

(ii) no consideration is or will be given for the transfer; or

(iii) the transfer is by operation of law.

Additional Considerations

In the event you are entitled to receive shares of the Underlying Equity at maturity of the ELKS, the amount you receive will be subject to adjustment for a number of events that modify the Underlying Equity issuer’s capital or corporate structures. You should refer to the section “Description of the ELKS—Dilution Adjustments” in the ELKS product supplement for more information. However, the amount you will receive at maturity, if applicable, will not be adjusted for all events that may adversely affect the price of the Underlying Equity, and these other events may have the effect of reducing the amount you will receive at maturity if you receive shares of the Underlying Equity (or the cash value of those shares at your election).

In case of default in payment at maturity of the ELKS, the ELKS will bear interest, payable upon demand of the beneficial owners of the ELKS in accordance with the terms of the ELKS, from and after the maturity date through the date when payment of the unpaid amount has been made or duly provided for, at the rate of 1.75% per annum on the unpaid amount (or the cash equivalent of the unpaid amount) due.

You should rely only on the information contained or incorporated by reference in this pricing supplement and accompanying prospectus, prospectus supplement and ELKS product supplement. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information contained or incorporated by reference in this pricing supplement is accurate as of any date other than the date on the front of the document.

Citigroup Funding Inc.

Medium-Term Notes, Series D

500,000

12% per Annum Equity LinKed Securities (ELKS®)

Based Upon the

Common Stock of Research In Motion Limited

Due January 5, 2010

($10 Principal Amount per ELKS)

Any Payments Due from Citigroup Funding Inc.

Fully and Unconditionally Guaranteed

by Citigroup Inc.

Pricing Supplement

June 30, 2009

(To ELKS Product Supplement Dated February 18, 2009, Prospectus Supplement Dated February 18, 2009 and Prospectus Dated February 18, 2009)

ELKS® is a registered service mark of Citigroup Global Markets Inc.

© 2009 Citigroup Global Markets Inc. All rights reserved. Citi and Citi and Arc Design are trademarks and service marks of Citigroup Inc. and its affiliates and are used and registered throughout the world.